8th January, 2005

To

The New York Stock Exchange,

New York,
USA

Dear Sir,

      We attach herewith one file containing the unaudited financial results of the Bank for the third quarter ended 31st December, 2004 and the press release in respect thereof.

      The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

      The Board of Directors have inducted Dr. V. R. Gadwal as a member of the Audit & Compliance Committee of the Bank.

      The reconstituted Audit & Compliance Committee is as under:

Mr. Ranjan Kapur	— Chairman
Mr. Anil Ahuja	— Member
Mr. Bobby Parikh	— Member
Mr. Arvind Pande	— Member
Dr. V. R. Gadwal	— Member

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

Sanjay Dongre
Vice President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2004

				Unaudited	Unaudited
		Unaudited	Unaudited	results for the	results for the	Audited
		results for the	results for the	nine months	nine months	results for the
		quarter ended	quarter ended	ended	ended	year ended
	Particulars	31-12-2004	31-12-2003	31-12-2004	31-12-2003	31-03-2004

		(Rs. in Lacs)
1	Interest earned (a)+(b)+(c)+(d)	77,903	66,139	222,628	188,311	254,893
a	Interest/discount on advances/bills	43,358	30,380	117,570	81,836	110,866
b	Income on investments	32,584	33,089	95,857	99,047	132,222
c	Interest on balances with Reserve Bank of India and other inter bank funds	1,736	2,483	8,543	6,929	11,096
d	Others	225	187	658	499	709
2	Other income	20,052	12,109	43,128	33,954	48,003
A	Total income (1+2)	97,955	78,248	265,756	222,265	302,896
3	Interest expended	33,904	30,398	96,193	90,580	121,105
4	Operating expenses (e)+(f)	27,862	21,221	75,670	59,328	81,000
e	Payment to and provision for employees	7,250	5,947	19,274	15,803	20,409
f	Other operating expenses	20,612	15,274	56,396	43,525	60,591
B	Total expenditure (3) + (4) (excluding provisions & contingencies)	61,766	51,619	171,863	149,908	202,105
C	Operating profit (A – B) (Profit before provisions and contingencies)	36,189	26,629	93,893	72,357	100,791
D	Other provisions and contingencies	11,308	8,311	25,786	21,703	28,895
E	Provision for taxes	7,788	5,282	21,788	15,176	20,946
F	Net profit (C-D-E)	17,093	13,036	46,319	35,478	50,950
5	Paid up equity share capital (face value Rs. 10)	28,654	28,390	28,654	28,390	28,479
6	Reserves excluding revaluation reserve					240,709
7	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
(ii)	Capital adequacy ratio	9.4%	10.7%	9.4%	10.7%	11.7%
(iii)	Earnings per share (par value Rs. 10/-each)
	Basic	6.0	4.6	16.2	12.5	18.0
	Diluted	5.6	4.2	15.3	11.6	16.6
8	Aggregate of Non Promoter Shareholding
	– No. of shares	217,681,813	215,036,413	217,681,813	215,036,413	215,930,713
	– Percentage of shareholding	76.0%	75.7%	76.0%	75.7%	75.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

				Unaudited	Unaudited
		Unaudited	Unaudited	results for the	results for the	Audited
		results for the	results for the	nine months	nine months	results for the
		quarter ended	quarter ended	ended	ended	year ended
		31-12-2004	31-12-2003	31-12-2004	31-12-2003	31-03-2004

		(Rs in lacs)
1.	Segment Revenue
a)	Wholesale Banking	56,817	42,931	153,988	131,756	176,145
b)	Retail Banking	89,376	66,686	248,495	186,789	253,197
c)	Treasury	10,072	11,244	18,621	30,720	44,060

Total		156,265	120,861	421,104	349,265	473,402

Less: Inter Segment Revenue		58,310	42,613	155,348	127,000	170,506

Income from Operations		97,955	78,248	265,756	222,265	302,896

2.	Segment Results
a)	Wholesale Banking	14,574	8,040	38,781	25,228	34,826
b)	Retail Banking	11,071	6,856	36,166	14,924	22,221
c)	Treasury	(764)	3,422	(6,840)	10,502	14,849

Total Profit Before Tax		24,881	18,318	68,107	50,654	71,896

3.	Capital Employed
(Segment assets – Segment liabilities)
a)	Wholesale Banking	489,589	425,468	489,589	425,468	215,242
b)	Retail Banking	(93,072)	(436,238)	(93,072)	(436,238)	(258,890)
c)	Treasury	(97,077)	259,527	(97,077)	259,527	366,010
d)	Unallocated	19,835	14,387	19,835	14,387	(53,174)

Total		319,275	263,144	319,275	263,144	269,188

Note on segment information

      The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

      The Bank operates in three segments: retail banking, wholesale banking, and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. In the quarter ended March 2004, commercial vehicle loan business, which was earlier part of wholesale banking segment has been classified as part of retail banking segment in line with the change in segment focus for this product strategy. The figures for the quarter and nine months ended December 31, 2003 have been regrouped to that effect to bring it in conformity with current period’s classification.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on January 8, 2005.

2.	The Board of Directors of the Bank in their meeting on October 21, 2004 approved an offering of American Depository Shares (ADS) up to U.S.$ 300 million. This was approved by the shareholders of the Bank in its Extra Ordinary General Meeting on November 30, 2004. The Bank has filed a registration statement with the Securities and Exchange Commission(SEC), USA on December 9, 2004.

3.	During the quarter and the nine months ended December 31, 2004, the Bank allotted 3,09,900 shares and 17,51,100 shares respectively pursuant to the exercise of stock options by certain employees.

4.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

5.	During the quarter ended December 31, 2004, the total number of branches (including extension counters) and the ATM network increased by 46 branches and 67 ATMs respectively.

6.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2004:

Opening: nil; Additions: 13; Disposals: 13; Closing: nil

7.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

8.	The above results for the quarter and the nine months ended December 31, 2004, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, and The National Stock Exchange of India Limited.

9.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai Date: January 8, 2005	Aditya Puri Managing Director

SUMMARISED BALANCE SHEET

AS AT DECEMBER 31

	As at	As at
	31-Dec-04	31-Dec-03

	(Rs. in Crores)
CAPITAL AND LIABILITIES
Capital	287	284
Reserves and Surplus	2,906	2,347
Employees’ Stock Options (Grants) Outstanding	1	2
Deposits	37,429	29,606
Borrowings	2,228	1,587
Subordinated Debt	500	200
Other Liabilities and Provisions	4,206	3,345

Total	47,557	37,371

ASSETS
Cash and Balances with Reserve Bank of India	2,036	1,515
Balances with Banks and Money at Call and Short notice	1,034	573
Investments	18,962	18,293
Advances	23,430	14,842
Fixed Assets	653	599
Other Assets	1,442	1,549

Total	47,557	37,371

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)

FOR THE PERIOD APRIL – DECEMBER 2004

      The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and nine months ended December 31, 2004 at its meeting on Saturday, January 8, 2005. The accounts have been subjected to a “Limited Review” by the Bank’s auditors.

FINANCIAL RESULTS:

      For the quarter ended December 31, 2004, the Bank earned total income of Rs.979.6 crores as against Rs.782.5 crores in the corresponding quarter ended December 31, 2003. Net revenues (net interest income plus other income) were Rs.640.5 crores for the quarter ended December 31, 2004, an increase of 33.9% over Rs.478.5 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs 661.4 crores in the quarter ended December 31, 2003 to Rs.779.0 crores in the quarter ended December 31, 2004. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2004 increased by Rs.82.6 crores to Rs.440.0 crores, driven by average asset growth of 28.6% and a core net interest margin of 3.7%.

      Other income for the quarter ended December 31, 2004 was Rs.200.5 crores, consisting primarily of fees & commissions of Rs.150.3 crores, foreign exchange & derivatives revenues of Rs.43.9 crores, and profit on sale and revaluation of investments of Rs.4.9 crores as against Rs.81.3 crores, Rs.25.6 crores and Rs.11.6 crores respectively for the quarter ended December 31, 2003. Operating expenses for the quarter at Rs.278.6 crores, were 43.5% of net revenues. Provisions and contingencies for the quarter were Rs.113.1 crores an increase of 36.1% over the corresponding quarter ended December 31,2003, and primarily comprised general & specific loan loss provisions of Rs.45.0 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.60.2 crores. Profit before tax at Rs 248.8 crores, registered a growth of 35.8% over the corresponding December 2003 quarter. After providing Rs.77.9 crores for taxation, the Bank earned a Net Profit of Rs.170.9 crores, a 31.1% increase over the quarter ended December 31, 2003.

      As on December 31, 2004, total deposits were Rs.37,429 crores, an increase of 26.4% over Rs.29,606 crores as of December 31, 2003. The Bank leveraged its expanded branch network and enhanced customer acquisition to build its Savings Account deposits to Rs.10,876 crores, an increase of 56.1% over December 31, 2003. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc.) increased from Rs.17,027 crores as of December 31, 2003 to Rs.24,277 crores as of December 31, 2004, a growth of 42.6%. Gross retail loans grew 80.2% on a year-on-year basis to Rs.11,078 crores and now form 46.2% of gross advances as against 39.4% of gross advances as at December 31, 2003.

      For the nine months ended December 31, 2004, the Bank earned total income of Rs.2,658 crores as against Rs.2,223 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 2004 were Rs.1,696 crores, up 28.8% over Rs.1,317 crores for the nine months ended December 31, 2003. Net Profit for nine months ended December 31, 2004 was Rs.463.2 crores, up 30.6%, over the corresponding nine months ended December 31, 2003.

BUSINESS UPDATE:

      During the current financial year so far, the branch network was expanded to 425 outlets in 195 cities from 275 outlets in 147 cities in December 2003. As of December 2004, the number of debit cards issued by the bank touched 2.7 million while credit cards issued crossed the 1 million mark.

      Portfolio quality as of December 31, 2004 remained healthy with net non-performing assets at 0.2% of customer assets and 0.3% of advances. General loan loss provisions were about 0.7% of standard advances as against the regulatory requirement of 0.25%. Capital Adequacy Ratio (CAR) was 9.4%, after factoring the increased risk weights on consumer credit and investments in Mortgage Backed Securities pursuant to the new regulatory directives. Tier I CAR was at 6.9%.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP

      Certain statements in this release which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “continue to”, “anticipate”, “estimate”, “intend”, “plan” ,“contemplate‘ ,“seek to”, “future”, objective”, “goal”, “project”, “should”, “will pursue”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in interest rates and investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.